CONSENT OF ADRIENNE ROSS

I hereby consent to the use of my name and information derived from the Technical Report titled "Silver Sand Deposit Mineral Resource Report (Amended)" dated June 3, 2020 (effective date January 16, 2020), and other technical and scientific information, which is included in, or incorporated by reference into, the:

  Annual Report on Form 40-F of New Pacific Metals Corp. for the year ended June 30, 2021 being filed with the United States Securities and Exchange Commission; and
  Registration Statement on Form F-10 (Registration No. 333-257344) of New Pacific Metals Corp.

Dated: September 28, 2021

/s/ Adrienne Ross
Adrienne Ross, P.Geo., B.Sc., Ph.D.